15 May 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 15 May 2006 it purchased 391,000 Reed Elsevier PLC ordinary shares at a price of 526.2834 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 16,158,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,265,074,043 Reed Elsevier PLC ordinary shares in issue (excluding treasury shares).

Reed Elsevier NV announces that on 15 May 2006, it purchased 255,000 Reed Elsevier NV ordinary shares at a price of €11.4664 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 10,341,500 Reed Elsevier NV ordinary shares in treasury, and has 734,568,975 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).